SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                            COBRA GOLF INCORPORATED
                                (Name of issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)

                                   190907105
                                 (CUSIP number)

                           Mr. Louis F. Fernous, Jr.
                          Vice President and Secretary
                             American Brands, Inc.
                            1700 East Putnam Avenue
                     Old Greenwich, Connecticut 06870-0811
                                 (203) 698-5000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 26, 1996
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

------------------

* This Amendment No. 3 amends the Schedule 13D of American Brands, Inc. and HCAC, Inc. filed as part of their combined Tender Offer Statement on
  Schedule 14D-1 and Statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 1995, as amended.


                              (Page 1 of 6 Pages)

CUSIP No. 190907105                 13D                 (Page 2 of 6 Pages)

---------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

         ACUSHNET COMPANY                          04-2591836
---------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)/ /
                                                                     (b)/X/
---------------------------------------------------------------------------
3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         AF
---------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           / /
---------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
---------------------------------------------------------------------------
                  7.  SOLE VOTING POWER         1,000 SHARES OF COMMON
  NUMBER OF                                     STOCK (SEE ITEMS 3-5 BELOW)
   SHARES      ------------------------------------------------------------
 BENEFICIALLY     8.  SHARED VOTING POWER       NONE
   OWNED BY    ------------------------------------------------------------
     EACH         9.  SOLE DISPOSITIVE POWER    1,000 SHARES OF COMMON
   REPORTING                                    STOCK (SEE ITEMS 3-5 BELOW)
 PERSON WITH   ------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER  NONE
---------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000 SHARES OF COMMON STOCK (SEE ITEMS 3-5 BELOW)
---------------------------------------------------------------------------
12.      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
---------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
---------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

CUSIP No. 190907105                 13D                 (Page 3 of 6 Pages)

---------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

         AMERICAN BRANDS, INC.                     13-3295276
---------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)/ /
                                                                     (b)/X/
---------------------------------------------------------------------------
3.       SEC USE ONLY
---------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC, OO
---------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           / /
---------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
---------------------------------------------------------------------------
                  7.  SOLE VOTING POWER         INDIRECTLY THROUGH
  NUMBER OF                                     ACUSHNET COMPANY, A
                                                WHOLLY-OWNED SUBSIDIARY,
   SHARES                                       1,000 SHARES OF COMMON
                                                STOCK (SEE ITEMS 3-5 BELOW)
 BENEFICIALLY  ------------------------------------------------------------
                  8.  SHARED VOTING POWER       NONE
   OWNED BY    ------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER    INDIRECTLY THROUGH
     EACH                                       ACUSHNET COMPANY, A
                                                WHOLLY-OWNED SUBSIDIARY,
  REPORTING                                     1,000 SHARES OF COMMON
                                                STOCK (SEE ITEMS 3-5 BELOW)
 PERSON WITH   ------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER  NONE
---------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         INDIRECTLY THROUGH ACUSHNET COMPANY, A WHOLLY-OWNED SUBSIDIARY, 1,000 SHARES OF COMMON STOCK (SEE ITEMS 3-5 BELOW)
---------------------------------------------------------------------------
12.      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
---------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
---------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------------
                              (Page 3 of 6 Pages)

         This Amendment No. 3 amends and supplements the Schedule 13D of American Brands, Inc., a Delaware corporation (the "Parent") and HCAC, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Purchaser"), filed as part of their combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 1995, as previously amended and supplemented (the "Schedule 14D-1"), and relates to a tender offer by the Purchaser to purchase all issued and outstanding shares of Common Stock, $.001 par value per share (the "Shares"), of Cobra Golf Incorporated, a Delaware corporation (the "Company"), at a purchase price of $36.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1995 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Information with respect to the items below was previously reported in accordance with the item numbers and requirements of
Schedule 14D-1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.
------

         Item 4 of the Schedule 14D-1 is hereby amended by adding thereto the following:

         Acushnet Company ("Acushnet"), a Delaware corporation and a wholly-owned subsidiary of the Parent, has acquired 100% of the outstanding stock of the Company.

         The Purchaser, which was the owner on January 26, 1996 of more than 90 percent of the outstanding Shares of the Company, on such date caused the merger of the Purchaser with and into the Company (the "Merger") to become effective without a meeting of stockholders of the Company pursuant to Section 253 of the Delaware General Corporation Law, as contemplated by the Agreement and Plan of Merger, dated as of December 18, 1996, among the Parent, the Purchaser and the Company.

         At the effective time of the Merger on January 26, 1996, by virtue of the Merger:

         (a) each Share then owned by the Parent, the Purchaser or any other subsidiary of the Parent and each Share then held in the treasury of the Company or by any subsidiary of the Company was cancelled and retired and ceased to exist with no payment being made with respect thereto;


                              (Page 4 of 6 Pages)

         (b)      each other then remaining issued and outstanding Share
                  (other than Shares held by stockholders who shall properly exercise appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) was converted into the right to receive $36.00 in cash (the "Merger Price"), net to the holder thereof, without interest thereon, payable upon the surrender of the certificate representing such Share and each certificate representing each such Share so converted was forthwith cancelled;

         (c) each of the 1,000 then outstanding shares of common stock of the Purchaser was converted into and became one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Company (the "Merger Shares"), as the surviving corporation of the Merger; and

         (d)      the Company became a wholly-owned subsidiary of the Parent.

         The Parent obtained the funds to pay the Merger Price for all Shares outstanding immediately prior to the effective time of the Merger from funds available in its cash accounts, including funds obtained through private placements of the Parent's commercial paper notes with financial institutions.

         On January 30, 1996, the Parent made a capital contribution to Acushnet of the Merger Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
------

         Item 5 of the Schedule 14D-1 is hereby amended by adding thereto the following:

         The information set forth in Item 3 of this Statement is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
------

         Item 6 of the Schedule 14D-1 is hereby amended by adding thereto the following:

         The information set forth in Item 3 of this Statement is incorporated herein by reference.


                              (Page 5 of 6 Pages)

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMERICAN BRANDS, INC.


                                        By:    Charles H. McGill
                                             ---------------------------
                                               Charles H. McGill
                                             Senior Vice President -
                                              Corporate Development


                                        ACUSHNET COMPANY


                                        By:     Walter R. Uihlein
                                             ---------------------------
                                             Name:   Walter R. Uihlein
                                             Title:  President and
                                                       Chief Executive Officer


Dated:  February 5, 1996



                              (Page 6 of 6 Pages)